Exhibit 99.1

Q4 and Full FY23 Results:

Mytheresa reports excellent results with 15% GMV growth and strong profitability for full fiscal year 2023

•	Excellent Financial Performance resulting in a record €855.8 million GMV in FY23 and continued strong profitability in a very difficult market environment
•	US Market Outperformance with extraordinary GMV growth of 40.8% far above slowing market trend in Q4 FY23
•	Strong Customer Growth with +10% active customers in the last twelve months and over 126,000 first-time buyers in Q4 FY23
•	Exceptional Top Customers Growth with +30.1% in terms of GMV by top customers in FY23
•	Experiential Innovation with the first ever physical pop-up store in East Hampton, USA, welcoming 3,200 highly selected guests over five weeks
•	Extensive Operational Scaling with the upcoming start of operations in our new state-of-the-art distribution center at Leipzig airport

MUNICH, Germany (September 14, 2023) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its fourth quarter and full fiscal year 2023 ended June 30, 2023. The luxury multi-brand digital platform reported excellent financial performance both for the fourth quarter and the full fiscal year, delivering double-digit growth and continued strong profitability amidst very difficult market conditions.

Mytheresa fourth quarter highlights include double-digit GMV growth globally, exceptional GMV growth in the US in contrast to slowing market trend, excellent Top Customer GMV growth, successful transition to completely new tech platform and continued strong profitability.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “We are extremely pleased with our excellent full fiscal year 2023 results. Double-digit growth across all geographies as well as continued profitability sets us apart especially in the current very difficult market environment.”

Kliger continued, “The driver for our excellent results is our continued focus on the big spending, wardrobe building top customers and not the aspirational, occasional luxury shoppers. Our business with Top Customers grew by +30% in terms of GMV in fiscal year 2023. The share of Top Customers in our business in terms of GMV has increased to now 39%.”

FINANCIAL HIGHLIGHTS FOR THE FOURTH QUARTER ENDED JUNE 30, 2023

•	GMV growth of 13.0% to €222.2 million in Q4 FY23 as compared to €196.7 million in the prior year period
•	Net sales increase of 16.5% year-over-year to €203.8 million
•	Gross Profit margin of 49.0%
•	Consistent profitability with Adjusted EBITDA of €7.4 million in Q4 FY23, representing an Adjusted EBITDA margin of 3.6%
•	Positive Adjusted operating income of €4.2 million and Adjusted net income of €0.8 million

FINANCIAL HIGHLIGHTS FOR THE TWELVE MONTHS ENDED JUNE 30, 2023

•	GMV growth of 14.5% to €855.8 million, compared to €747.3 million in fiscal year 2022
•	Net sales increase to €768.6 million, a 11.4% growth from €689.8 in fiscal year 2022
•	Gross Profit margin of 49.8% compared to 51.5% in the prior year
•	Adjusted EBITDA of €41.1 million with an adjusted EBITDA margin of 5.3%
•	Consistent profitability levels also on Adjusted operating income margin level and Adjusted net income margin level of 3.8% and 2.6% respectively

Q4 FY23 KEY BUSINESS HIGHLIGHTS

•	‘Money can’t buy’ experiences for top customers across the world, such as a unique three-day experience in Portofino in partnership with Dolce&Gabbana to celebrate the launch of the 84 piece exclusive capsule collection only available at Mytheresa, including a private cocktail reception by Domenico Dolce and Stefano Gabbana at their home in Portofino
•	Launch of exclusive capsule collections and pre-launches in collaboration with Valentino, Givenchy, Dolce&Gabbana, Bottega Veneta, Loewe, Zimmermann, Gucci, Etro and many more
•	First ever physical Mytheresa Pop-Up Store in East Hampton in the United States attracting 3,200 selected guests over five weeks and creating brand awareness in the US
•	Launch of certified pre-owned watches from over 25 luxury brands in collaboration with world’s largest luxury watches and jewelry retailer Bucherer with a €86,000 watch being so far the most expensive item sold on Mytheresa
•	Record Average Order Value increasing to €654 in full FY23
•	Strong customer growth of +9.6% and even stronger growth of number of top customers with +24.2% in Q4 FY23 vs. Q4 FY22
•	Upcoming start of operations in new state-of-the-art distribution center at Leipzig airport with dramatically improved customer service

For the full fiscal year ending June 30, 2024, we expect:

•	GMV and Net Sales growth in the range of 8% to 13%
•	Gross Profit growth in the range of 8% to 13%
•	Adjusted EBITDA margin in the range of 3% and 5%

We expect a much stronger H2 vs. H1 in FY24 as the market environment improves and the full leverage of major infrastructure investments boost the business.

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its fourth quarter and full fiscal year 2023 financial results on September 14, 2023 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (888) 550-5658 (USA). The participant access code will be 4922601. The conference call replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on September 14, 2023, through September 21, 2023, by dialing +1 (800) 770-2030 (USA). The replay passcode will be 4922601. For specific international dial-ins please see here.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on September 14, 2022 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

•	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.
•	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income Margin is a non-IFRS financial measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “LIFE”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €747.3 million GMV in fiscal year 2022 (+21.3% vs. FY21).

For more information and updated Mytheresa campaign imagery, please visit https://investors.mytheresa.com.

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com	Solebury Strategic Communications Maria Lycouris / Carly Grant phone: +1 800 929 7167 email: investors@mytheresa.com
Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Alberto Fragoso mobile: +49 152 38297355 phone: +49 89 127695-1358 email: alberto.fragoso@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Twelve months Ended
(in millions)	June 30, 2022	June 30, 2023	Change in % / BPs	June 30, 2022	June 30, 2023	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€ 196.7	€ 222.2	13.0%	€ 747.3	€ 855.8	14.5%
Active customer (LTM in thousands) (2)	781	856	9.6%	781	856	9.6%
Total orders shipped (LTM in thousands) (2)	1,765	2,012	14.0%	1,765	2,012	14.0%
Average order value (LTM) (2)	626	654	4.5%	626	654	4.5%
Net sales	€ 174.8	€ 203.8	16.5%	€ 689.8	€ 768.6	11.4%
Gross profit	€ 94.8	€ 99.9	5.4%	€ 355.0	€ 382.6	7.8%
Gross profit margin	54.2%	49.0%	(520 BPs)	51.5%	49.8%	(170 BPs)
Operating Income (loss)	€ 1.3	€ (2.3)	(281.2%)	€ 4.8	€ (6.1)	(225.4%)
Operating Income (loss) margin	0.7%	(1.1%)	(180 BPs)	0.7%	(0.8%)	(150 BPs)
Net loss	€ 1.6	€ (5.7)	(447.0%)	€ (7.9)	€ (15.1)	91.4%
Net loss margin	0.9%	(2.8%)	(380 BPs)	(1.1%)	(2.0%)	(90 BPs)
Adjusted EBITDA(3)	€ 14.4	€ 7.4	(48.7%)	€ 68.7	€ 41.1	(40.3%)
Adjusted EBITDA margin(3)	8.2%	3.6%	(460 BPs)	10.0%	5.3%	(470 BPs)
Adjusted Operating Income(3)	€ 12.0	€ 4.2	(65.0%)	€ 59.6	€ 29.4	(50.7%)
Adjusted Operating Income margin(3)	6.9%	2.1%	(480 BPs)	8.6%	3.8%	(480 BPs)
Adjusted Net Income(3)	€ 12.4	€ 0.8	(93.8%)	€ 46.9	€ 20.3	(56.0%)
Adjusted Net Income margin(3)	7.1%	0.4%	(670 BPs)	6.8%	2.6%	(420 BPs)

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items, that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income in the current and prior periods presented have been changed to reflect our updated methodology in adjusting for share-based compensation.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income (loss) to EBITDA and adjusted EBITDA, operating income (loss) to adjusted operating income and net income (loss) to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended			Twelve months Ended
(in millions)	June 30, 2022	June 30, 2023	Change in %	June 30, 2022	June 30, 2023	Change in %
Net loss	€ 1.6	€ (5.7)	(447.0%)	€ (7.9)	€ (15.1)	91.4%
Finance (income) expenses, net	€ 0.3	€ 1.0	223.6%	€ 1.0	€ 2.5	146.4%
Income tax expense	€ (0.7)	€ 2.5	(462.2%)	€ 11.7	€ 6.6	(43.8%)
Depreciation and amortization	€ 2.4	€ 3.2	34.5%	€ 9.1	€ 11.7	28.2%
thereof depreciation of right-of use assets	€ 1.5	€ 2.4	57.7%	€ 5.7	€ 8.5	50.1%
EBITDA	€ 3.6	€ 0.9	(75.5%)	€ 13.9	€ 5.6	(59.8%)
Other transaction-related, certain legal and other expenses (3)	€ 1.2	€ 1.8	53.2%	€ 2.5	€ 5.4	118.4%
Share-based compensation(4)	€ 9.6	€ 4.7	(50.9%)	€ 52.3	€ 30.0	(42.6%)
Adjusted EBITDA	€ 14.4	€ 7.4	(48.7%)	€ 68.7	€ 41.1	(40.3%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 174.8	€ 203.8	16.5%	€ 689.8	€ 768.6	11.4%
Adjusted EBITDA margin	8.2%	3.6%	(460 BPs)	10.0%	5.3%	(470 BPs)

	Three Months Ended			Twelve months Ended
(in millions)	June 30, 2022	June 30, 2023	Change in %	June 30, 2022	June 30, 2023	Change in %
Operating Income (loss)	€ 1.3	€ (2.3)	(281.2%)	€ 4.8	€ (6.1)	(225.4%)
Other transaction-related, certain legal and other expenses (1)	€ 1.2	€ 1.8	53.2%	€ 2.5	€ 5.4	118.4%
Share-based compensation(2)	€ 9.6	€ 4.7	(50.9%)	€ 52.3	€ 30.0	(42.6%)
Adjusted Operating Income	€ 12.0	€ 4.2	(65.0%)	€ 59.6	€ 29.4	(50.7%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 174.8	€ 203.8	16.5%	€ 689.8	€ 768.6	11.4%
Adjusted Operating Income margin	6.9%	2.1%	(480 BPs)	8.6%	3.8%	(480 BPs)

	Three Months Ended			Twelve months Ended
(in millions)	June 30, 2022	June 30, 2023	Change in %	June 30, 2022	June 30, 2023	Change in %
Net loss	€ 1.6	€ (5.7)	(447.0%)	€ (7.9)	€ (15.1)	91.4%
Other transaction-related, certain legal and other expenses (1)	€ 1.2	€ 1.8	53.2%	€ 2.5	€ 5.4	118.4%
Share-based compensation(2)	€ 9.6	€ 4.7	(50.9%)	€ 52.3	€ 30.0	(42.6%)
Adjusted Net Income	€ 12.4	€ 0.8	(93.8%)	€ 46.9	€ 20.3	(56.6%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 174.8	€ 203.8	16.5%	€ 689.8	€ 768.6	11.4%
Adjusted Net Income margin	7.1%	0.4%	(670 BPs)	6.8%	2.6%	(420 BPs)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expenses connected to the IPO and share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. We do not consider share-based compensation expenses to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see page 68 of our annual report.

MYT Netherlands Parent B.V.

Consolidated Statements of Profit or Loss and Comprehensive Income

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Twelve months Ended
(in € thousands)	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Net sales	174,836	203,756	689,750	768,621
Cost of sales, exclusive of depreciation and amortization	(80,042)	(103,870)	(334,758)	(386,027)
Gross profit	94,794	99,886	354,992	382,594
Shipping and payment cost	(27,075)	(30,975)	(97,697)	(114,785)
Marketing expenses	(26,558)	(32,116)	(96,093)	(112,001)
Selling, general and administrative expenses	(36,820)	(34,769)	(148,172)	(147,691)
Depreciation and amortization	(2,360)	(3,173)	(9,088)	(11,653)
Other income (loss), net	(721)	(1,137)	892	(2,527)
Operating income (loss)	1,261	(2,284)	4,834	(6,063)
Finance income	0	13	0	358
Finance costs	(296)	(972)	(998)	(2,818)
Finance income (costs), net	(296)	(959)	(998)	(2,460)
Income before income taxes	965	(3,243)	3,836	(8,523)
Income tax expense	683	(2,475)	(11,734)	(6,597)
Net loss	1,648	(5,718)	(7,898)	(15,120)
Foreign currency translation	(35)	(35)	(74)	(19)
Other comprehensive loss	1,207	(793)	(74)	(19)
Comprehensive loss	2,855	(6,511)	(7,972)	(15,139)

Basic and diluted earnings per share	€ 0.02	€ (0.07)	€ (0.09)	€ (0.17)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)	86.3	86.6	86.3	86.6

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 27 in our annual report.

MYT Netherlands Parent B.V.

Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2022	June 30, 2023
Assets
Non-current assets
Intangible assets and goodwill	155,223	155,283
Property and equipment	17,691	37,227
Right-of-use assets	21,677	54,797
Deferred tax assets	6,090	59
Other non-current assets	294	6,573
Total non-current assets	200,975	253,939
Current assets
Inventories	230,144	360,262
Trade and other receivables	8,276	7,521
Other assets	61,874	42,113
Cash and cash equivalents	113,507	30,136
Total current assets	413,801	440,031
Total assets	614,776	693,971

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	498,872	529,775
Accumulated Deficit	(68,734)	(83,855)
Accumulated other comprehensive income	1,528	1,509
Total shareholders’ equity	431,667	447,430

Non-current liabilities
Provisions	758	2,646
Lease liabilities	16,817	49,518
Deferred income tax liabilities	3,661	726
Total non-current liabilities	21,237	52,889
Current liabilities
Tax liabilities	25,892	24,073
Lease liabilities	5,189	8,155
Contract liabilities	10,746	11,414
Trade and other payables	45,156	71,085
Other liabilities	74,889	78,924
Total current liabilities	161,872	193,652
Total liabilities	183,109	246,541
Total shareholders’ equity and liabilities	614,776	693,971

MYT Netherlands Parent B.V.

Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2020	1	91,008	(28,234)	1,602	64,377
Net loss	-	-	(32,604)	-	(32,604)
Other comprehensive income	-	-	-	-	-
Comprehensive loss	-	-	(32,604)	-	(32,604)
Capital increase - initial public offering	-	283,224	-	-	283,224
IPO related transaction costs	-	(4,550)	-	-	(4,550)
Share-based compensation	-	75,270	-	-	75,270
Balance as of June 30, 2021	1	444,951	(60,837)	1,602	385,718

Balance as of July 1, 2021	1	444,951	(60,837)	1,602	385,718
Net loss	-	-	(7,898)	-	(7,898)
Other comprehensive loss	-	-	-	(74)	(74)
Comprehensive loss	-	-	(7,898)	(74)	(7,972)
IPO related transaction costs	-	1,249	-	-	1,249
Share options exercised	-	369	-	-	369
Share-based compensation	-	52,303	-	-	52,303
Balance as of June 30, 2022	1	498,872	(68,734)	1,528	431,667

Balance as of July 1, 2022	1	498,872	(68,734)	1,528	431,667
Net loss	-	-	(15,120)	-	(15,120)
Other comprehensive loss	-	-	-	(19)	(19)
Comprehensive loss	-	-	(15,120)	(19)	(14,842)
Share options exercised	-	1,077	-	-	1,077
Share-based compensation	-	29,825	-	-	29,825
Balance as of June 30, 2023	1	529,775	(83,855)	1,509	447,430

MYT Netherlands Parent B.V.

Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Twelve months ended June 30,
(in € thousands)	2022	2023
Net loss	(7,898)	(15,120)
Adjustments for
Depreciation and amortization	9,088	11,653
Finance (income) costs, net	998	2,460
Share-based compensation	52,303	29,963
Income tax expense	11,734	6,597
Change in operating assets and liabilities
(Increase) decrease in inventories	16,910	(130,118)
(Increase) decrease in trade and other receivables	(3,246)	755
Decrease (increase) in other assets	(47,501)	14,077
(Decrease) increase in other liabilities	24,665	4,047
Increase (decrease) in contract liabilities	(229)	669
Increase (decrease) in trade and other payables	1,598	25,886
Income taxes paid	(3,623)	(5,918)
Net cash provided by (used in) operating activities	54,799	(55,050)
Expenditure for property and equipment and intangible assets	(11,923)	(22,760)
Proceeds from sale of property and equipment	-	2
Net cash (used in) investing activities	(11,923)	(22,758)
Interest paid	(998)	(2,460)
Proceeds from exercise of option awards	369	1,077
Lease payments	(5,425)	(4,059)
Net cash (used in) provided by financing activities	(6,054)	(5,442)
Net increase (decrease) in cash and cash equivalents	36,822	(83,249)
Cash and cash equivalents at the beginning of the period	76,760	113,507
Effects of exchange rate changes on cash and cash equivalents	(74)	(122)
Cash and cash equivalents at end of the period	113,507	30,135